UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation

1800 — 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

For immediate release

April 24, 2013

METHANEX PROCEEDS WITH A SECOND METHANOL PLANT IN GEISMAR, LOUISIANA

Methanex Corporation announced today that it has reached a final investment decision to proceed with the relocation of a second one million tonne per year methanol plant from its Chile site to Geismar, Louisiana. The plant is expected to be operational by early 2016, and has an estimated total cost of approximately US$550 million.

John Floren, President and CEO of Methanex commented, “We are excited to move forward with the Geismar II project. We have made excellent progress with our first plant relocation, Geismar I, and that project is proceeding on schedule and on budget. The first shipment of equipment has been loaded and is currently in transit to Louisiana. Methanex will leverage its experience gained from Geismar I to ensure a smooth execution for Geismar II.”

Mr. Floren added, “The global demand outlook for methanol is very favourable and demand is expected to outpace capacity additions in the industry over the next several years. Relocating a second plant to Louisiana allows us to benefit quickly from the competitive natural gas price environment in North America and add additional molecules to our system to supply our customer’s growing requirements for methanol. The two Geismar projects, combined with our other growth initiatives in New Zealand and Medicine Hat, represent three million tonnes of additional operating capacity which we believe will create significant value for shareholders.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “targeted”, “expected”, “will”, “believe” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply,

•	expected re-start date of our relocated methanol plant,

•	ability to obtain natural gas for our relocated methanol plant on commercially acceptable terms,

•	expected capital cost to restart our relocated methanol plant,

•	anticipated production rates of our restarted methanol plant,

•	expected operating costs, including natural gas feedstock costs and logistics costs of our restarted methanol plant,

•	expected timing of receipt of government permits and approvals,

•	ability to successfully execute the relocation of our idled methanol plant,

•	expected global or regional economic activity (including industrial production levels).

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	success of natural gas exploration and development and our ability to procure economically priced natural gas in the United States,

•	production rates of our relocated methanol plant,

•	receipt or issuance of governmental and regulatory consents or approvals, including without limitation, environmental permits, required in order to operate the relocated methanol plant,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from changes in laws or regulations, and

•	timing of completion and cost of execution of both Louisiana relocation projects.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•	our ability to enter into gas purchase arrangements on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers, and financial institutions,

•	changes in laws or regulations,

•	world-wide economic conditions, and

•	other risks described in our 2012 Management’s Discussion and Analysis and first quarter, 2013 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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Investor Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

Media Inquiries:

Marc Dupont

Director, Government and Public Affairs

Methanex Corporation

604 661 2600 or Toll Free: 1 800 661 8851

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 24, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary